WWF Holdings, Inc.

A Delaware Corporation

Consolidated Financial Statements and Independent Accountant's Review Report

December 31, 2018

WWF HOLDINGS, INC.

TABLE OF CONTENTS



To the Stockholders of
WWF Holdings, Inc.
Detroit, Michigan

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying consolidated financial statements of WWF Holdings, Inc. and subsidiaries (the "Company") which comprise the consolidated balance sheet as of December 31, 2018 and the related consolidated statements of operations, changes in stockholders' equity/(deficit), and cash flows for the period from April 3, 2018 (inception) to December 31, 2018, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated financial statements that is free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements does not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
March 12, 2019

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

WWF HOLDINGS, INC.
CONSOLIDATED BALANCE SHEET (UNAUDITED)
As of December 31, 2018

ASSETS

Current Assets:		
Cash and cash equivalents	$	2,197
Prepaid expenses		300
SAFE agreements receivable		17,500
Offering costs		20,150
Total Current Assets		40,147
Non-Current Assets:		
Software, net		16,980
Intangible assets, net		2,389
Total Non-Current Assets		19,369
TOTAL ASSETS	$	59,516

LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)

Liabilities:		
Current Liabilities:		
Accounts payable	$	32,045
Due to shareholders		147,301
Total Current Liabilities		179,346
Long-Term Liabilities:		
SAFE agreements liability		51,500
Total Long-Term Liabilities		51,500
Total Liabilities		230,846
Stockholders' Equity/(Deficit):		
Preferred Stock, $0.00001 par, 4,500,000 shares authorized, 0 shares issued and outstanding as of December 31, 2018		-
Class A Common Stock, $0.00001 par, 11,000,000 shares authorized, 10,000,000 shares issued and outstanding as of December 31, 2018		100
Class B Common Stock, $0.00001 par, 4,500,000 shares authorized, 21,774 shares issued and outstanding as of December 31, 2018		-
Additional paid-in capital		-
Accumulated deficit		(171,430)
Total Stockholders' Equity/(Deficit)		(171,330)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)	$	59,516

See Independent Accountant's Review Report and accompanying notes to the consolidated financial statements.

WWF HOLDINGS, INC.
CONSOLIDATED STATEMENT OF OPERATIONS (UNAUDITED)
For the period from April 3, 2018 (inception) to December 31, 2018

Net revenues	$	-
Costs of net revenues		-
Gross profit		-
Operating Expenses:		
General & administrative		104,840
Compensation & benefits		40,000
Sales & marketing		26,590
Total Operating Expenses		171,430
Loss from operations		(171,430)
Provision for income taxes		-
Net Loss	$	(171,430)

See Independent Accountant's Review Report and accompanying notes to the consolidated financial statements.

-3-

WWF HOLDINGS, INC.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY/(DEFICIT) (UNAUDITED)
For the period from April 3, 2018 (inception) to December 31, 2018

	Preferred Stock		Class A Common Stock		Class B Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity/(Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount			
Balance at April 3, 2018 (inception)	-	$ -	-	$ -	-	$ -	$ -	$ -	$ -
Class A common stock issuance	-	-	10,000,000	100	-	-	-	-	100
Class B common stock issuance	-	-	-	-	21,774	-	-	-	-
Net loss	-	-	-	-	-	-	-	(171,430)	(171,430)
Balance at December 31, 2018	-	$ -	10,000,000	$ 100	21,774	$ -	$ -	$ (171,430)	$ (171,330)

WWF HOLDINGS, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)
For the period from April 3, 2018 (inception) to December 31, 2018

Cash Flows From Operating Activities		
Net Loss	$	(171,430)
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization		101
Changes in operating assets and liabilities:		
Change in prepaid expenses		(300)
Change in accounts payable		32,045
Net Cash Used In Operating Activities		(139,584)
Cash Flows From Investing Activities		
Website development costs		(16,980)
Patent development costs		(2,490)
Net Cash Used In Investing Activities		(19,470)
Cash Flows From Financing Activities		
Proceeds from issuance of SAFEs		34,000
Proceeds from issuance of Class A common stock		100
Advances from shareholder		147,301
Offering costs		(20,150)
Net Cash Provided By Financing Activities		161,251
Net Change In Cash		2,197
Cash at Beginning of Period		-
Cash at End of Period	$	2,197
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$	-
Cash paid for income taxes	$	-

See Independent Accountant's Review Report and accompanying notes to the consolidated financial statements.

-5-

WWF HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2018 and for the period from April 3, 2018 (inception) to December 31, 2018

NOTE 1: NATURE OF OPERATIONS

WWF Holdings, Inc. and subsidiaries (collectively, the "Company"), is a corporation formed under the laws of Delaware. The Company was originally incorporated as a Delaware limited liability company on April 3, 2018 under the name WWF Holdings, LLC (the "LLC"). The LLC converted to a Delaware corporation on September 6, 2018. The Company was organized to accelerate answers to water problems in the United States by facilitating investments in water solution companies and projects via an equity crowdfunding platform. WWF Platform, LLC, a limited liability company formed under the laws of Delaware on April 3, 2018, is a wholly owned subsidiary of the Company. WWF Funding Portal, LLC a limited liability company formed under the laws of Delaware on April 3, 2018, is a wholly owned subsidiary of the Company. WWF Crowd, LLC a limited liability company formed under the laws of Delaware on April 3, 2018, is a wholly owned subsidiary of the Company.

As of December 31, 2018, the Company has not commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation activities and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Basis for Consolidation

The Company prepares consolidated financial statements in accordance with generally accepted accounting principles in the United States of America (GAAP). These consolidated financial statements include all accounts of WWF Holdings, Inc., along with its wholly owned subsidiaries: WWF Platform, LLC, WWF Funding Portal, LLC and WWF Crowd, LLC. All transactions and balances between and among the aforementioned companies have been eliminated in consolidating the accounts for consolidated financial statement presentation. The accounting and reporting policies of the Company conform to GAAP. The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of the consolidated balance sheet in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated balance sheet and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Software

Software development costs to develop software used to deliver our services are capitalized in accordance with ASC 350-40. Capitalization commences after completing the planning stage, it is probable that the project will be completed, it is established that the software will perform as intended, and that it has recoverable value. Software development costs are recorded at cost. All software development costs remain in development and have not yet been deployed as of December 31, 2018. Accordingly, the Company has not yet commenced amortization of these assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The Company's software development consisted of the following as of December 31, 2018:

Software, at cost	$ 16,980
Accumulated amortization	-
Software, net	$ 16,980

Intangible Assets

The Company capitalizes costs related to obtaining and filing patents, copyrights, and trademark applications and commences amortization over a patent's estimated useful life, typically 17 years, when a patent is successfully filed. During 2018, the Company capitalized $2,490 in patent, copyright, and trademark related costs, resulting in intangible assets of $2,389 (net of accumulated amortization) as of December 31, 2018. Amortization expense for the period ended December 31, 2018 was $101. The Company evaluates the capitalized costs for impairment and concluded no impairments exist as of December 31, 2018.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the consolidated balance sheet approximate their fair value

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the consolidated financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

From its April 3, 2018 inception until September 6, 2018, at which time the LLC was converted to a corporation, the Company was subject to taxation as a limited liability company, and therefore was treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the members. As such, no recognition of federal or state income taxes for the Company have been provided for in the accompanying consolidated financial statements during that period.

For the period after the September 6, 2018 conversion to a corporation, the Company was taxed as a corporation. The Company has a net operating loss carryforward of $75,730 as of December 31, 2018 The Company used its estimated combined effective tax rate of approximately 26% from Federal and Michigan tax rates to derive a net deferred tax asset of $19,493 as of December 31, 2018. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforward before it begins to expire in 2038, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero. The Company files U.S. federal and state income tax returns. The 2018 tax returns have not yet been filed as of the issuance of these

consolidated financial statements. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 3: GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not yet generated revenue or profits, has sustained a net loss of $171,430 for the period ended December 31, 2018, has negative cash flows from operations, has an accumulated deficit of $171,430 as of December 31, 2018, and has current liabilities exceed current assets by $139,199 as of December 31, 2018.

The Company's ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: STOCKHOLDERS' EQUITY/(DEFICIT)

Capital Structure

The Company was originally incorporated as a Delaware limited liability company. The membership interests in such and associated members' equity were applied to stockholders' equity and the members were issued common stock in the corporation in exchange for their membership interests. Upon conversion to a Delaware corporation in September 2018, the Company authorized 20,000,000 shares of all classes consisting of 11,000,000 shares of Class A common stock at $0.00001 par value, 4,500,000 shares of Class B common stock at $0.00001 par value, and 4,500,000 shares of preferred stock at $0.00001 par value. As of December 31, 2018, 10,000,000 shares of Class A common stock, 21,774 shares of Class B common stock, and 0 shares of preferred stock were issued and outstanding. Rights and privileges of preferred stock will be established upon authorization of each series of preferred stock.

Stock Issuances

In September 2018, the Company issued 10,000,000 shares of Class A common stock at $0.00001 per share to its three founders, resulting in total proceeds of $100.

In October 2018, the Company issued 21,774 of Class B common stock to a service provider valued at $0 based on the Company's estimate of the fair value of the common stock issued.

Equity Compensation Plan

The Company adopted the *Equity Compensation Plan* (the "Plan"). The Plan permits the grant of incentive stock options, non-qualified stock options, and restricted stock to attract and retain employees and consultants. Under the Plan, the Company issues stock options and restricted stock having a term of up to ten years and a strike price of no less than fair market value of common stock. Restricted stock is subject to vesting restrictions determined on a case-by-case basis. While shares may be restricted, the restricted stockholder retains voting rights for each share, regardless of restriction. Upon termination of employment or services, the Company may exercise its repurchase option over unvested equity interests.

The Company has reserved 500,000 shares of common stock under the Plan. As of December 31, 2018, 500,000 shares of common stock were available for grant under the Plan.

SAFE Agreements

In 2018, the Company issued simple agreements for future equity (SAFE Agreement) in exchange for cash investments of $34,000 and receivables of $17,500. The SAFE Agreements entitle the holder to convert the SAFE agreements into the Company's Class B common stock. The terms provide for automatic conversion of the SAFE agreements' purchase amounts of $51,500 as of December 31, 2018 (the "Purchase Amount") into the Company's Class B common stock if and upon a qualified equity financing event, which is generally defined as a transaction or series of transactions involving the issuance of the Company's stock at a fixed pre-money valuation. The number of shares of Class B common stock the SAFE agreement converts into is the Purchase Amount divided by the price per share determined by the lesser of: a) a $3,125,000 pre-money valuation on the Company's then outstanding capitalization (as further defined in the agreements), or b) a 50% discount to the share pricing in the triggering equity financing.

In the case of a liquidation event (as defined in the SAFE agreement), the SAFE agreement is convertible into either: A) cash of the Purchase Amount; B) the number of shares determined by dividing the Purchase Amount by the price per share in the liquidation event.

The SAFE agreements provide holders with various additional protections, including preferences over stockholders in a dissolution event for payment of the Purchase Amount and anti-dilution protections. If the SAFE agreements convert into the Company's Class B common stock, it will have all the same rights and privileges of the stock from the triggering financing, except that the liquidation preference will be equal to the Purchase Amounts.

NOTE 5: RELATED PARTY TRANSACTIONS

The three founders of the Company loaned the Company funds which remained unpaid and outstanding as of December 31, 2018 in the amount of $147,301. These loans bear no interest and are considered payable on demand.

One of the founders received $40,000 of compensation in exchange for consulting services rendered to the Company.

NOTE 6: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 7: SUBSEQUENT EVENTS

SAFE Agreements

On January 18, 2019, the Company issued a simple agreement for future equity (SAFE Agreement) in exchange for a cash investment of $500,000. The SAFE Agreement entitles the holder to convert the SAFE agreement into the Company's Class B common stock. The terms provide for automatic conversion of the SAFE agreements' purchase amount of $500,000 (the "Purchase Amount") into the Company's Class B common stock if and upon a qualified equity financing event, which is generally defined as a transaction or series of transactions involving the issuance of the Company's stock at a fixed pre-money valuation. The number of shares of Class B common stock the SAFE agreement converts into is the Purchase Amount divided by the price per share determined by lesser of: a) a $3,125,000 pre-money valuation on the Company's then outstanding capitalization (as further defined in the agreements), or b) a 50% discount to the share pricing in the triggering equity financing.

In the case of a liquidation event (as defined in the SAFE agreement), the SAFE agreement is convertible into either: A) cash of the Purchase Amount; B) the number of shares determined by dividing the Purchase Amount by the price per share in the liquidation event.

The SAFE agreement provides the holder with various additional protections, including preferences over stockholders in a dissolution event for payment of the Purchase Amount and anti-dilution protections. If the SAFE agreement converts into the Company's common stock, it will have all the same rights and privileges of the stock from the triggering financing, except that the liquidation preference will be equal to the Purchase Amounts.

Management's Evaluation

Management has evaluated subsequent events through March 12, 2019, the date the balance sheet was available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these consolidated financial statements.